17009156

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section MAR 01 2017 Washington DC 406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NASDAQ CAPITAL MARKETS ADVISORY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Broadway, 51 Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER SETARO 212-381-6440
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG
(Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Christopher Setaro, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ***Nasdaq Capital Markets Advisory, LLC***, as of December 31,2016, are true and correct. I further swear (or affirm) that neither the company or any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LEONARD B COMBERIATE
Notary Public - State of New York
NO. 01CO6269676
Qualified in Westchester County
My Commission Expires 10.1.2020

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

☑ (a) Facing Page.
☑ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☑ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nasdaq Capital Markets Advisory, LLC

Statement of Financial Condition

December 31, 2016

Contents

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Member of Nasdaq Capital Markets Advisory, LLC

We have audited the accompanying statement of financial condition of Nasdaq Capital Markets Advisory, LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Nasdaq Capital Markets Advisory, LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 28, 2017

Nasdaq Capital Markets Advisory, LLC

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	555,636
Receivable from Nasdaq, Inc.		61,070
Other assets		14,302
Total assets	$	631,008
Liabilities and member's equity		
Total liabilities	$	-
Member's equity		631,008
Total liabilities and member's equity	$	631,008

See accompanying notes to the Statement of Financial Condition.

1. Organization and Description of the Business

Nasdaq Capital Markets Advisory, LLC (the "Company"), formerly known as NASDAQ Options Services, LLC, is a wholly owned subsidiary of Nasdaq Corporate Solutions, LLC (the "Parent") which is a wholly owned subsidiary of Nasdaq, Inc. ("NASDAQ"). The Company acts as a third-party advisor to privately-held or publicly-traded companies during Initial Public Offerings ("IPO"), follow-on equity offerings, at-the-market equity offerings, private placement offerings and Regulation A equity offerings. The Company's role is limited to providing a company, or an investment bank on behalf of a company, with reports, profiles and other pertinent advisory information.

On July 29, 2016, the Company was transferred from Norway Acquisition, LLC, its then current parent, to Nasdaq Corporate Solutions, LLC in a transfer of a business among entities under common control accounted for at carrying amount under Accounting Standards Codification ("ASC") 805 *Business Combinations - Related Issues*.

From January 1, 2016 to July 29, 2016, the Company was non-operational.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and in the state of New York. The Company is also a member of Financial Industry Regulatory Authority ("FINRA"). The Company is subject to regulation by the SEC, FINRA, and New York state securities regulators. The Company is also a member of the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the ASC and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's Statement of Financial Condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash

The Company's cash is held by one financial institution in a non-interest bearing account which, at times, may exceed federally insured limits.

Advisory Fee Revenues

Advisory fee revenues are recognized when services are determined to be complete and the income is deemed reasonably determinable. The Company did not earn any advisory fees in 2016.

Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ. The Company uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated NASDAQ financial statements. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that are expected to be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

In order to recognize and measure unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the Statement of Financial Condition. Interest and penalties related to income tax matters are recognized in earnings.

The Company has determined that there are no uncertain tax positions as of December 31, 2016.

At December 31, 2016, the Company has accrued no interest or penalties related to income tax matters.

Recently Issued Accounting Pronouncements

For the year ended December 31, 2016, the Company has not adopted any new accounting pronouncements that had a material impact on its Statement of Financial Condition.

2. Summary of Significant Accounting Policies (continued)

In May 2014, FASB released Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" which supersedes the revenue recognition guidance in ASC "Revenue Recognition"." The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The standard provides alternative methods of initial adoption. On July 9, 2015, the FASB approved the deferral of the effective date of the new revenue recognition standard by one year. The effective date is January 1, 2018, with early adoption permitted. The Company does not expect the adoption of this standard to have a material effect on the Statement of Financial Condition as the Company currently has no material revenue arrangements.

3. Related-Party Transactions

Primarily all expenses of the Company are settled on the Company's behalf by NASDAQ and the Parent. These expenses are then charged to the Company, at cost, through intercompany charges, resulting in a receivable from Nasdaq, Inc.

Prior to July 29, 2016, The NASDAQ Stock Market (the "Exchange") agreed to provide the Company with support services, including but not limited to, direct financial and business management support for which the Company will reimburse the Exchange an agreed upon amount for these services each month through August 2016. Effective, September 1, 2016, the Company entered into a new agreement where the Parent would now provide support services related to its new advisory business for an agreed upon amount each month.

At December 31, 2016, $61,070 was recorded in receivable from Nasdaq, Inc. All affiliates are ultimately wholly-owned by NASDAQ. It is the intent and ability of management to settle all intercompany balances between NASDAQ and its wholly-owned subsidiaries, such as the Company, its Parent and the Exchange, on a net basis, as NASDAQ serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by NASDAQ and are settled on a periodic basis. The Company records all transactions to and from affiliates, including tax, subject to the netting arrangement into a single account. Although there may be many individual accounts to preserve transaction detail, the reporting will reflect a single receivable or payable to NASDAQ.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ. For income tax purposes, the Company is disregarded as an entity separate from its owner, NASDAQ, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As a single-member LLC, the Company records taxes on a separate company basis as if it were a separate tax payer. With respect to each taxable period for which a consolidated or unitary return is filed by NASDAQ, which includes the Company, NASDAQ shall pay to and has the right to receive from the Company an amount based on the Company's stand-alone operating results using the tax rate applicable to NASDAQ.

The Company's operating results are included in the federal, state and local income tax returns filed by NASDAQ. Federal income tax returns for the years 2011 through 2015 are subject to examination by the Internal Revenue Service. Several state tax returns are currently under examination by the respective tax authorities for the years 2005 through 2014 and the Company is subject to examination for 2015.

5. Regulatory Requirements

The Company is a registered broker-dealer with the SEC and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital requirements under the alternative method provided by SEC Rule 15c3-1. At December 31, 2016, the Company had net capital of $555,636 which was $305,636 in excess of its required minimum net capital of $250,000.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from SEC Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) because the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer.

6. Commitments and Contingent Liabilities

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

7. Fair Value of Financial Instruments

The Company's assets are recorded at fair value or at amounts that approximate fair value. These assets include cash and receivables from affiliates, net. The carrying amounts reported in the statement of financial condition for the Company's financial instruments closely approximate their fair values due to the short-term nature of these assets and liabilities.

8. Subsequent Events

The Company has evaluated all subsequent events through the date of issuance of the Statement of Financial Condition and has determined that no subsequent events have occurred that would require disclosure in the Statement of Financial Condition or accompanying notes.

STATEMENT OF FINANCIAL CONDITION

Nasdaq Capital Markets Advisory, LLC
December 31, 2016
With Report of Independent Registered Public Accounting Firm

EY
Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Member and Management of Nasdaq Capital Markets Advisory, LLC

We have performed the procedures enumerated below, which were agreed to by the Member, management of Nasdaq Capital Markets Advisory, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), set forth in the Series 600 Rules of SIPC. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2016. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries within PeopleSoft, the Company's general ledger. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2016. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

4. Verified the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2016. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2017

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 2016

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

NASDAQ CAPITAL MARKETS ADVISORY LLC
165 Broadway
1 Liberty Plaza
New York, NY 10006

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Linda Crane 212-231-5032

2. A. General Assessment (item 2e from page 2) $0

B. Less payment made with SIPC-6 filed (exclude interest) (0)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

NASDAQ CAPITAL MARKETS ADVISORY LLC
(Name of Corporation, Partnership or other organization)

Linda Crane
(Authorized Signature)

CFO
(Title)

Dated the 15 day of February, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No. — **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $0

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 0

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues — $0

2e. General Assessment @ .0025 — $0

(to page 1, line 2.A.)